				Nicor Gas Company
					Form 10-K
					Exhibit 12.01

Nicor Gas Company
Computation of Consolidated Ratio of Earnings to Fixed Charges
(thousands)

	Year Ended December 31
	2006	2005	2004	2003	2002

Earnings available to cover fixed charges:

Net income	$58,656	$53,476	$62,106	$83,000	$109,139

Add: Income tax expense	27,814	26,128	33,108	48,035	64,325

Fixed charges	45,041	43,203	37,555	37,047	36,711

Allowance for funds
used during construction and other	(614)	(1,038)	(363)	(220)	(395)

	$130,897	$121,769	$132,406	$167,862	$209,780

Fixed charges:

Interest on debt	$37,665	$36,487	$35,606	$33,934	$33,037

Other interest charges and
amortization of debt discount,
premium, and expense, net	7,376	6,716	1,949	3,113	3,674

	$45,041	$43,203	$37,555	$37,047	$36,711

Ratio of earnings to fixed charges	2.91	2.82	3.53	4.53	5.71